EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Name of Parent Company	Subsidiary State of Organization

IMAC of St. Louis, LLC	IMAC Holdings, Inc.	Missouri

IMAC Regeneration Management of Nashville, LLC	IMAC Holdings, Inc.	Tennessee

IMAC Management Services LLC	IMAC Holdings, Inc.	Kentucky

IMAC Management of Illinois, LLC	IMAC Holdings, Inc.	Illinois

IMAC Regeneration Management, LLC	IMAC Holdings, Inc.	Texas

Advantage Hand Therapy and Orthopedic Rehabilitation, LLC	IMAC Holdings, Inc.	Missouri

IMAC Management of Florida, LLC	IMAC Holdings, Inc.	Florida

Louisiana Orthopaedic & Sports Rehab Institute	IMAC Holdings, Inc.	Louisiana

The Back Space, LLC	IMAC Holdings, Inc.	Delaware